SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HLTH CORPORATION
(Name of Subject Company (Issuer))

HLTH CORPORATION (ISSUER)
(Names of Filing Persons (Issuer and Offeror))
COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)
40422Y101
(CUSIP Number of Class of Securities)

CHARLES A. MELE, ESQ.
HLTH CORPORATION
669 RIVER DRIVE, CENTER 2
ELMWOOD PARK, NEW JERSEY 07407-1361
(201) 703-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Copy to:
STEVEN L. GROSSMAN, ESQ.
LOREN J. WEBER, ESQ.
O’MELVENY & MYERS LLP
1999 AVENUE OF THE STARS, 7TH FLOOR
LOS ANGELES, CALIFORNIA 90067
CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$ 704,000,000	$27,667.20
(1)	Estimated solely for purposes of calculating the filing fee, this amount is based on the purchase of 80,000,000 shares of common stock at the offer price of $8.80 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $39.30 per million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Tender Offer Statement on Schedule TO relates to the offer by HLTH Corporation, a Delaware corporation, to purchase up to 80,000,000 shares of its common stock, par value $0.0001 per share, at a price of $8.80 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 27, 2008 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.
ITEM 1. SUMMARY TERM SHEET.
     The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) The name of the issuer is HLTH Corporation, a Delaware corporation (the “Company”), and the address of its principal executive office is 669 River Drive, Center 2, Elmwood Park, New Jersey 07407-1361. The Company’s telephone number is (201) 703-3400.
     (b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares”) is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
     (a) The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
(a)	The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:
•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 14 (“Material U.S. Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).
(b) The information in the “Introduction” to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     (e) The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (a), (b) and (c) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) and Section 10 (“Certain Information Concerning the Company”) is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     (a) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.
     (b) and (d) Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     (a) and (b) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     (a) The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.
ITEM 10. FINANCIAL STATEMENTS.
     (a) and (b) Not Applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a)     The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 10 (“Certain Information Concerning the Company”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(b)     The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.
ITEM 12. EXHIBITS.

(a)(1)(A)*	Offer to Purchase dated October 27, 2008.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Press Release dated October 27, 2008.
(a)(1)(H)*	Summary Advertisement.
(a)(1)(I)*	Letter to Stockholders.
(a)(1)(J)*	Letter to Participants in the HLTH 401(k) Savings and Employee Stock Ownership Plan.
(a)(1)(K)*	Letter to Participants in the Porex Corporation 401(k) Savings Plan.
(a)(1)(L)*	Letter to Participants in the Emdeon Business Services 401(k) Savings Plan.
(a)(1)(M)*	Letter to Vested Stock Option Holders.
(a)(1)(N)*	Email communication to Employees.
(a)(5)(A)*	Risk Factors.
(b)	Not Applicable.
(d)(1)	HLTH Corporation 2001 Employee Non-Qualified Stock Option Plan, as amended (incorporated by reference to Exhibit 10.46 to the Company’s Form 10-K for the year ended December 31, 2001, as amended by Amendment No. 1 on Form 10-K/A).
(d)(2)	HLTH Corporation 1996 Stock Plan, as amended and Form of Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (No. 333-70553) filed February 10, 1999).
(d)(3)	HLTH Corporation 2000 Long-Term Incentive Plan, as amended (incorporated by reference to Annex E to the Proxy Statement/Prospectus, filed on August 14, 2006, and included in the Company’s Registration Statement on Form S-4 (No. 333-39592)).
(d)(4)	HLTH Corporation 2002 Restricted Stock Plan (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002).
(g)	Not Applicable.
(h)	Not Applicable.

*	Filed herewith.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not Applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 27, 2008

HLTH CORPORATION
By:	/s/ Lewis H. Leicher
	Name:	Lewis H. Leicher
	Title:	Senior Vice President

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated October 27, 2008.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Press Release dated October 27, 2008.
(a)(1)(H)*	Summary Advertisement.
(a)(1)(I)*	Letter to Stockholders.
(a)(1)(J)*	Letter to Participants in the HLTH 401(k) Savings and Employee Stock Ownership Plan.
(a)(1)(K)*	Letter to Participants in the Porex Corporation 401(k) Savings Plan.
(a)(1)(L)*	Letter to Participants in the Emdeon Business Services 401(k) Savings Plan.
(a)(1)(M)*	Letter to Vested Stock Option Holders.
(a)(1)(N)*	Email communication to Employees.
(a)(5)(A)*	Risk Factors.
(b)	Not Applicable.
(d)(1)	HLTH Corporation 2001 Employee Non-Qualified Stock Option Plan, as amended (incorporated by reference to Exhibit 10.46 to the Company’s Form 10-K for the year ended December 31, 2001, as amended by Amendment No. 1 on Form 10-K/A).
(d)(2)	HLTH Corporation 1996 Stock Plan, as amended and Form of Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (No. 333-70553) filed February 10, 1999).
(d)(3)	HLTH Corporation 2000 Long-Term Incentive Plan, as amended (incorporated by reference to Annex E to the Proxy Statement/Prospectus, filed on August 14, 2006, and included in the Company’s Registration Statement on Form S-4 (No. 333-39592)).
(d)(4)	HLTH Corporation 2002 Restricted Stock Plan (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002).
(g)	Not Applicable.
(h)	Not Applicable.
*    Filed herewith.

2